EXHIBIT 12.1

CONNECTURE, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,			Nine Months Ended September 30,
	2014	2013	2012	2015
	(dollars in thousands)
Earnings available for fixed charges:
Income / (loss) before taxes	$(10,127)	$(27,284)	$(16,759)	$(11,708)
Interest expense	5,937	4,644	1,992	4,275
Estimated interest component of rental expense	238	215	117	196

Total earnings available for fixed charges	$(3,952)	$(22,425)	$(14,650)	$(7,237)

Fixed charges:
Interest expense	$5,937	$4,644	$1,992	$4,275
Estimated interest component of rental expense	238	215	117	196

Total fixed charges	$6,175	$4,859	$2,109	$4,471

Ratio of earnings to fixed charges	(0.64)	(4.62)	(6.95)	(1.62)